02/12/[redacted] 002

04001360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

KB 2/12/04

FEB 9 2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 16632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Donshire Planning Corporation**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3757 Mahlon Brower Drive
(No. And Street)

Oceanside	**New York**	**11572**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Woldfeld **(516) 766-8523**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Langenthal, Meyrowitz & Company, LLP
Certified Public Accountants
One Linden Place, Ste. 411
Great Neck, NY 11021

PROCESSED
FEB 17 2004
THOMSON FINANCIAL

CHECK ONE:

- □ Certified Public Accountant
- □ Public Accountant
- □ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountants must be supported by a statement of facts and circumstances relied on as the basis for exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Donald Woldfeld**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Donshire Planning Corporation** as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Pres

Title

Notary Public

1/20/04

WILLIAM NECKLES
Notary Public, State of New York
No. 4973055
Qualified in Nassau County
Commission Expires Oct. 8, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*

DONSHIRE PLANNING CORPORATION

DECEMBER 31, 2003 AND 2002

LANGENTHAL, MEYROWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

DONSHIRE PLANNING CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

CONTENTS

LANGENTHAL, MEYROWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
ONE LINDEN PLACE
GREAT NECK, NEW YORK 11021

STEVEN LANGENTHAL, CPA
STANLEY MEYROWITZ, CPA
JANET LANGENTHAL, CPA

TELEPHONE
516.829.0500
FAX
516.829.0498

Independent Auditor's Report

To The Board of Directors
Donshire Planning Corporation
3757 Mahlon Brower Drive
Oceanside, N.Y. 11572

We have audited the accompanying balance sheets of Donshire Planning Corporation as of December 31, 2003 and 2002 and the related statements of income, comprehensive income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donshire Planning Corporation at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Langenthal, Meyrowitz & Company, LLP

Great Neck, New York
January 20, 2004

DONSHIRE PLANNING CORPORATION
BALANCE SHEETS
DECEMBER 31, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash	$8,046	$33,423
Commission Due from Funds	11,380	9,427
Interest Receivable	16	147
TOTAL ASSETS	**$19,442**	**$42,997**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts Payable	$9,507	$7,732
Provision for Income Taxes	100	100
TOTAL CURRENT LIABILITIES	9,607	7,832
STOCKHOLDER'S EQUITY		
Common stock-$10 par value; 2,000 shares authorized, 200 shares issued and outstanding	2,000	2,000
Paid-in Capital	7,765	30,000
Retained Earnings	70	3,165
TOTAL STOCKHOLDER'S EQUITY	9,835	35,165
TOTAL LIABILITIES and STOCKHOLDER'S EQUITY	**$19,442**	**$42,997**

The Accompanying Notes are an Integral Part of the Financial Statements

DONSHIRE PLANNING CORPORATION
STATEMENTS OF EARNINGS AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31,2003 and 2002

	2003	2002
COMMISSION INCOME	$76,080	$64,619
LESS:COMMISSIONS EXPENSES	29,241	18,117
NET COMMISSION INCOME	46,839	46,502
GENERAL & ADMINISTRATIVE EXPENSES		
Automobile and Entertaining Expenses	3,050	4,453
Computer	0	120
Fees	545	1,505
Legal and Accounting	3,200	3,600
Postage	81	182
Rent	35,387	31,858
Stationery, Printing and Office	2,983	3,619
Telephone	2,163	2,709
	47,409	48,046
NET INCOME BEFORE OTHER INCOME	(570)	(1,544)
OTHER INCOME		
Interest	740	1,668
NET INCOME BEFORE PROVISION FOR TAXES	170	124
PROVISION FOR STATE TAXES	100	100
NET INCOME	**70**	**24**
RETAINED EARNINGS JANUARY 1	3,165	3,141
	3,235	3,165
DISTRIBUTIONS OF EARNINGS	3,165	0
RETAINED EARNINGS DECEMBER 31	**$70**	**$3,165**

The Accompanying Notes are an Integral Part of the Financial Statements

DONSHIRE PLANNING CORPORATION
STATEMENTS of CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,2003 and 2002

	2003	2002
Cash Flows From Operating Activities:		
Net Earnings	$70	$24
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
CHANGES IN ASSETS AND LIABILITIES		
(Decrease) Increase in Assets:		
Commissions Receivable	(1,953)	2,582
Interest Receivable	131	17
Increase (Decrease) in Liabilities:		
Accounts Payable	1,775	(2,409)
Payroll Taxes Payable	0	(205)
Net cash provided by operating activities	23	9
Cash Flows From Financing Activities:		
Distribution of Earnings	(3,165)	0
Reduction of Paid in Capital	(22,235)	0
Total Cash Flows From Financing Activities	(25,400)	0
(Decrease) Increase in Cash	(25,377)	9
Cash as of January 01	33,423	33,414
Cash as of December 31	**$8,046**	**$33,432**
Supplemental Disclosures		
Income taxes	100	100

The Accompanying Notes are an Integral Part of the Financial Statements

DONSHIRE PLANNING CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31,2003 and 2002

	2003	2002
Balance - January 1	$35,165	$35,141
Increase in Retained Earnings	70	24
Reduction in Paid in Capital	(22,235)	0
Shareholders Distribution	(3,165)	0
Balance - December 31	**$9,835**	**$35,165**

The Accompanying Notes are an Integral Part of the Financial Statements

Note 1 - Nature of Operations

The Company sells mutual funds to the general public. Its earnings are from commissions on all such activities.

Note 2 - Significant Accounting Policies

Accrual Method Of Accounting

The Companies financial statements and tax returns are prepared on the accrual method of accounting. Income is recognized when earned and expenses are recognized when incurred.

Income Taxes

The company elected to be taxes as a small business corporation for Federal and New York State tax purposes. Accordingly, no provision for federal taxes has been made in the financial statements. However, a provision for state income taxes have been made in the financial statements.

LANGENTHAL, MEYROWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
ONE LINDEN PLACE
GREAT NECK, NEW YORK 11021

STEVEN LANGENTHAL, CPA
STANLEY MEYROWITZ, CPA
JANET LANGENTHAL, CPA

TELEPHONE
516.829.0500
FAX
516.829.0498

Auditor's Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Langenthal, Meyrowitz & Company, LLP

Great Neck, New York
January 20, 2004

DONSHIRE PLANNING CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

LINE #		2003	2002
1	Stockholders Equity	$9,835	$35,165
2	Net capital before haircuts on security positions	9,835	35,165
3	Haircuts on securities: Trading and investment activities Other securities	240	1,336
4	Net Capital	9,595	33,829
5	Aggregate Indebtedness,Total liabilities	9,607	7,832
6	Minimum Net Capital Required (6-2/3% of aggregate indebtedness)	640	522
7	Minimum Net Capital Requirement	5,000	25,000
8	Excess net capital (line 4-25000)	4,595	8,829
9	Excess Net Capital at 1,000% Line 4-(10% of line 5)	8,634	33,046
10	Percentage of Aggregate Indebtedness to Net Capital Line 5-line4	100%	23%